February 8, 2023

VIA EDGAR

United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549
Attn: Scott Anderegg

Re:	Ritchie Bros. Auctioneers Incorporated Registration Statement on Form S-4 (File No. 333-268787)

Dear Mr. Anderegg:

In accordance with Rules 460 and 461 under the Securities Act of 1933, as amended (the “Act”), Ritchie Bros. Auctioneers Incorporated (the “Company”) hereby requests that the effective date of the above-referenced registration statement (the “Registration Statement”) be accelerated to Friday, February 10, 2023, at 9:00 a.m. Eastern Time, or as soon as practicable thereafter. In making this acceleration request, the Company acknowledges that it is aware of its responsibilities under the Act.

Once the Registration Statement is effective, please orally confirm the event with our counsel, Goodwin Procter LLP by calling Lisa Haddad at (617) 570-8311. We also respectfully request that a copy of the written order from the Securities and Exchange Commission verifying the effective time and date of the Registration Statement be sent to our counsel, Goodwin Procter LLP, Attention: Lisa Haddad, by email at LHaddad@goodwinlaw.com.

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Sincerely,

Ritchie Bros. Auctioneers Incorporated

/s/ Darren Watt
Darren Watt
General Counsel & Corporate Secretary

cc:	Lisa Haddad, Goodwin Procter LLP